400 Pleasant Street

Watertown, MA 02472

United States

March 19, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Mr. Jay Mumford

Re:	pSivida Corp. Form 10-K for the Fiscal Year Ended June 30, 2009 Filed September 25, 2009 File No. 000-51122

Dear Mr. Mumford:

pSivida Corp., a Delaware Corporation (the “Company”) respectfully submits the following information in response to the comment letter, dated January 29, 2010 (the “Comment Letter”), of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2009, File No. 000-51122, filed on September 25, 2009 (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth each comment contained in the Comment Letter in bold followed by the responses of the Company.

Exhibits

1.	Please provide us with a copy of the order granting confidential treatment for the omitted portions of Exhibit 10.15 to this Form 10-K, the Amended and Restated Collaboration Agreement with Alimera Sciences, Inc. which you filed as Exhibit 10.1 to your Form 10-Q on May 12, 2008.

Response: The Company does not have a copy of an order granting confidential treatment for all of the omitted portions of the Amended and Restated Collaboration Agreement (Amended Agreement) with Alimera Sciences, Inc. (Alimera) filed as Exhibit 10.1 to the Company’s Form 10-Q on May 12, 2008. The Company has a copy (attached hereto as Exhibit A) of an order granting confidential treatment to the original Collaboration Agreement (Original Agreement) with Alimera, which includes many of the provisions in the Amended Agreement. As discussed with the Staff, on February 23, 2010, the Company submitted a confidential treatment request with respect to the Amended Agreement.

Securities and Exchange Commission	- 2 -	March 19, 2010

Index to Consolidated Financial Statements, page F-1

Note 2. Significant Accounting Policies

-Goodwill and Acquired Intangible Assets

2.	We note from Page F-3 that you have recorded $28.8 million of intangible assets on your balance sheet at June 30, 2009. We further note from page F-4 and from your September 30, 2009 Form 10-Q that you have reported net operating losses for the three years ended June 30, 2009 and during the three months ended September 30, 2009. In light of this fact, please tell us and revise your future filings to explain how you determined that your intangible assets were not impaired as of June 30, 2009 or September 30, 2009.

Response: The Company considered its net operating losses as of June 30, 2009 and September 30, 2009 in accordance with its analysis under FASB ASC 360-35-21, When to Test a Long-Lived Asset for Recoverability, to determine whether there were events or changes in circumstances (a “triggering event”) that indicated that the carrying values of its acquired long-lived intangible assets may not have been recoverable at those dates. On the basis of the analysis, the Company concluded that, at June 30, 2009 and September 30, 2009, its historical net operating losses taken together with its cash position and projections were not indicative of a triggering event.

The Company is a relatively early-stage life sciences company. The Company’s intangible assets represent the value of two key patented technology systems, Durasert ™ and BioSilicon ™. The Company’s business model is to out-license applications of these technology systems at various stages of product development. The Company has licensed applications of these systems to Alimera for Iluvien®, to Bausch & Lomb Incorporated (B&L) for two FDA-approved products, Retisert® and Vitrasert®, to Pfizer, Inc. (Pfizer) and to other parties.

Consistent with comparable life sciences companies, and as expected, the Company has incurred net operating losses during what, as is typical, is a very lengthy process of exploiting the inherent value of its core technology systems. Based on several factors, the Company concluded that its aggregate net operating losses of approximately $161 million for the three years ended June 30, 2009 and the three months in the period ended September 30, 2009 did not represent a triggering event.

Securities and Exchange Commission	- 3 -	March 19, 2010

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The Company did not believe those losses were indicative of future losses. Of the $161 million, approximately $123 million, or approximately 76%, consisted of non-cash charges for write-downs and/or amortization of goodwill and intangible assets. An additional $14 million, or approximately 9%, represented costs the Company is no longer incurring, including development costs for Iluvien assumed by Alimera, one-time costs to effect the Company’s reincorporation from Western Australia to the United States and related costs eliminated as a result of the reincorporation and closure of the Company’s Australian office.

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In fact, the Company believed at those dates, and continues to believe, it has the potential to receive significant revenue as a result of the Amended Agreement and the related $15 million contingent note (the Contingent Note). Alimera had announced its intention to file a New Drug Application (NDA) for Iluvien with the FDA by the end of June 2010, which intention was confirmed based on the recently reported Phase III clinical trial results, and to seek Priority Review. Granting of Priority Review status could result in a decision from the FDA as early as the end of calendar 2010 and, if approved, Iluvien is expected to be the first FDA-approved drug treatment for diabetic macular edema (DME), a leading cause of vision loss estimated to affect more than 1,000,000 people in the United States alone. Under the terms of the Amended Agreement (discussed more fully below in response to the Staff’s Comment #3), the Company is entitled to a $25 million milestone payment from Alimera on FDA approval. If commercialized, the Company is entitled to a 20% profit share of Iluvien, on a country-by-country and indication-by-indication basis. In April 2010, monthly principal payments of $500,000 commence on the Contingent Note, and the annual interest rate on quarterly interest payments increases to 20%. Additionally, upon the occurrence of certain liquidity events by Alimera, payment of the Contingent Note (discussed more fully below in response to the Staff’s Comment #4), would be accelerated and become unconditional.

There was no change in the Company’s use of its core technology systems or its licensing efforts with regard to those systems as of June 30, 2009 and September 30, 2009. The Company continued to utilize the patent positions underlying its Durasert and BioSilicon technologies to advance its product development and out-licensing strategies. As of June 30, 2009 and September 30, 2009, the Company did not identify any adverse events related to its technology platforms that would have indicated that the carrying amount of the intangible assets was not recoverable.

The Company concluded that, at June 30, 2009 and September 30, 2009, there were no triggering events under ASC 360-35-30 with respect to its net operating losses or other factors.

Securities and Exchange Commission	- 4 -	March 19, 2010

Notwithstanding the above conclusion that no triggering event had occurred, since the intangible assets represented 78% of the Company’s total assets at June 30, 2009, in connection with the fiscal 2009 audit, the Company performed an evaluation consistent with ASC 360-35-30 of the future undiscounted cash flows expected to result from each of its intangible assets at that date to determine if the expected future cash flows were at least equal to the carrying values of the assets. A summary of this analysis is set forth below.

Retisert ($9.0 million at June 30, 2009)

The Company has historically used Retisert’s expected cash flows to assess the intangible identified as “Retisert” in the financial statements for impairment. This intangible is the Company’s patented Durasert technology system, which was acquired and valued in the Company’s December 2005 acquisition of Control Delivery Systems (CDS).

The Company licensed Retisert® for the treatment of posterior uveitis to B&L, which product was approved by the FDA in April 2005. Under the terms of an advance royalty agreement with B&L in June 2005, the Company received an advance payment of $3.0 million in lieu of $6.25 million of future royalties from sales of Retisert. At June 30, 2009, B&L was entitled to retain an additional $1.2 million of future Retisert royalties otherwise payable to the Company. The Company expects to begin recording royalty income from B&L again in the fourth quarter of fiscal 2010.

Retisert has generated an ongoing revenue stream for B&L, and the annual royalties paid or otherwise payable by B&L to the Company over the past three fiscal years ranged from $1.9 million to $1.6 million. The Company is not entitled to, nor does it receive, any sales forecast information from B&L. Using a combination of historical trends and management expectations, the Company’s assumptions of expected future royalty amounts reflected annualized year-over-year declines in the range of

5 – 10%. The Company does not incur any costs in connection with the royalties from B&L. Based on the Company’s analysis, an annualized decline in B&L royalties of 8.5% or less would result in expected undiscounted future cash flows sufficient to fully recover the carrying value of the intangible.

In addition to its use in Retisert, the Durasert system is used in Vitrasert, Iluvien and other product candidates. The Company believes that expected future cash flows from these other products and product candidates that utilize the Durasert system provide additional support for the recoverability of the Durasert technology intangible asset.

Securities and Exchange Commission	- 5 -	March 19, 2010

BioSilicon ($19.8 million at June 30, 2009)

In addition to Durasert, BioSilicon is the Company’s other key proprietary technology system, and has been recently targeted by the Company as the second prong of its drug delivery technology platform. Like Durasert, the Company believes that BioSilicon can be designed to locally deliver drugs and therapeutics to a target site at a controlled release rate for an extended period of time. The Company believes that BioSilicon can be used to deliver a wide variety of drugs, including small chemical entities, peptides and proteins as well as other therapeutics such as P32. BioSilicon utilizes a “honeycomb” structure of nano-porous, elemental silicon to deliver drugs and therapeutics. BioSilicon has two significant characteristics:

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Biocompatibility. BioSilicon is biocompatible, meaning that it is not injurious and does not cause immunological rejection within the body when it degrades into silicic acid (the non-toxic, dietary form of silicon found in food).

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Biodegradability. BioSilicon is biodegradable both in vivo (in animals and humans) and in vitro (in solution), meaning that it fully erodes and is absorded into the body. BioSilicon’s biodegradability can be finely tuned so that it dissolves in suitable environments in days, weeks or months.

During the two years ended June 30, 2009, the Company has significantly re-positioned its strategy related to the BioSilicon technology by selling and/or out-licensing certain potential non-core applications of BioSilicon and focusing research and licensing on other applications for the technology consistent with the Company’s current drug delivery platform. These transactions consisted of (i) the sale of a wholly-owned subsidiary focused on diagnostic applications; (ii) the exclusive license of nutraceutical and food science applications of BioSilicon and (iii) the potential license of BrachySil™.

With its refocused strategy, the Company was engaged at June 30, 2009 in early pre-clinical work for prototype BioSilicon devices that are bioerodible and could potentially release a number of specific drugs and proteins to treat different ophthalmic diseases aligned with the Company’s current strategy for BioSilicon.

At June 30, 2009, the Company assessed the expected future cash flows attributable to the BioSilicon intangible. Since management expects that BioSilicon will be able to deliver a wide variety of drugs and therapeutics to treat a number of different indications, management’s expected cash flow model has used the probability-weighted approach as described in ASC 360-35-30. The multiple product initiatives and the associated expected cash flows (combinations of research funding, license fee, milestone and/or royalty) are included below.

1.	The Company’s most clinically advanced BioSilicon product candidate, BrachySil, delivers P32, a beta-emitting radioactive isotope designed to treat inoperable pancreatic cancer. As of June 30, 2009, the Company had conducted an initial safety and efficacy clinical trial of BrachySil for the treatment of pancreatic cancer, which demonstrated the safety of BrachySil, and was nearing completion of a follow-on dose-ranging clinical study. The Company’s stated strategic plan was to license the future clinical development and potential commercialization of BrachySil following the completion of its Phase II dose-ranging clinical study. In anticipation of this licensing effort, the Company commissioned a market assessment of BrachySil, completed in October 2008, by an independent third-party consulting firm which had previously performed a similar valuation analysis for Iluvien. At June 30, 2009, the Company was actively seeking to license BrachySil and was engaged in discussions with third parties with respect to such a license. On a probability weighted basis, the Company estimated future cash flows of approximately $9.3 million from such a BrachySil license during the remaining estimated 8.5 year useful life of the BioSilicon intangible asset.

Securities and Exchange Commission	- 6 -	March 19, 2010

2.	In January 2008, the Company granted an exclusive license for nutraceutical and food science applications of BioSilicon to Intrinsiq Materials Cayman Limited (Intrinsiq), which resulted in the receipt of license fee payments of $1.2 million through June 30, 2009. Assuming that the license agreement remains in effect, Intrinsiq is obligated to pay the Company aggregate minimum royalties of approximately $3.6 million through April 2014, of which the first $450K was paid in July 2009. At June 30, 2009 on a probability-weighted basis, the Company estimated expected future cash flows of approximately $2.8 million from Intrinsiq.

3.	In April 2007, the Company sold its AION Diagnostics subsidiary, which held a license for certain diagnostic applications for BioSilicon, for $3.0 million, which included a $1.5 million note due in April 2008. The buyer subsequently defaulted on payment of the note, and the Company recorded a full impairment write-down during the year ended June 30, 2009. On the basis of ongoing settlement discussions with the obligor, at June 30, 2009 and September 30, 2009 the Company estimated a probability-weighted recovery of approximately $400K.

4.	As noted above, the Company has conducted early pre-clinical work in furtherance of its refocused strategy to target BioSilicon as a key future component of its drug delivery system technology platform. In parallel, the Company has engaged in discussions with several pharmaceutical and biotechnology companies with the objective of entering into one or more technical evaluation/research agreements related to the use of BioSilicon with third party compounds. In one instance, these preliminary discussions included outlines of potential license agreement terms if, based on a successful technology evaluation, the Company’s partner was to elect to move forward with more substantive clinical development of one or more product candidates. Certain applications of the BioSilicon technology are licensed to Pfizer under the Company’s collaboration agreement with Pfizer. As a very early stage, but key, drug delivery technology system, the expected future cash flows to be derived from the exploitation of BioSilicon are subject to significant uncertainties, including some combinations of research agreements, license fees, clinical development milestones and, if eventually commercialized, an element of sales-based royalty consideration. Utilizing low probability weighting, the Company’s assessment at June 30, 2009 was that the expected future cash flows that might evolve from these potential opportunities ranged from $20 - $40 million over the remaining estimated useful life of the BioSilicon intangible.

Securities and Exchange Commission	- 7 -	March 19, 2010

The results of the above analysis conducted at June 30, 2009 indicated expected future probability-weighted undiscounted cash flows in the range of $32 to $52 million, more than sufficient to recover the $19.8 million net carrying value of the BioSilicon technology intangible asset.

The Company will closely monitor progress of its BioSilicon drug delivery strategy in future periods in order to determine if any delays and/or difficulties in advancing the expected value proposition of BioSilicon as a key drug delivery technology would result in reductions of these valuation estimates.

In assessing the reasonableness of the Company’s conclusion of no intangible asset impairments, consideration was also given to the Company’s market capitalization at June 30, 2009 and September 30, 2009, which approximated $33 million and $59 million, respectively (excluding any control premium). Based on a market capitalization in excess of the carrying value of its net assets, the Company determined that its conclusion relative to no impairments was reasonable.

Note 3. License and Collaboration Agreements, page F-14

3.	We note from your disclosures here, on pages 6 - 7, on page 30, and throughout the filing, that you have entered into a collaboration agreement with Alimera and received certain consideration. We further note that you deferred $18.3 million of this consideration from the effective date of the agreement and that you are recognizing the revenue on a straight-line basis over the performance period of 21.5 months. Please tell us and revise your future filings to address the following:

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Please explain in more detail how you considered the guidance in 605-25 of the FASB Accounting Standards Codification to recognize the revenue for each element of this arrangement as a separate unit of accounting rather than as a single unit of accounting. Within your discussion, please clearly explain each element of the agreement that you have identified and its accounting treatment.

Cite the accounting literature relied upon and how you applied the literature to your situation. We may have further comments based upon your response.

Securities and Exchange Commission	- 8 -	March 19, 2010

Response: The Company began by identifying its deliverables and obligations inherent in the Amended Agreement as well as assessing the status of each deliverable/obligation, with the purpose of determining if any of the deliverables contained in the Amended Agreement should be considered a separate unit of accounting. The following is a summary of the significant deliverables identified by the Company:

1.	License of First Product – Alimera received an exclusive license to make, have made, use, offer to sell, sell and import a First Product (as defined in the Amended Agreement) in the territory. The license has been delivered.

2.	Future “Know-How” – Alimera has the right to receive any existing or future “know-how” relevant to the development of the licensed technology through December 31, 2009. “Know-how” is defined as any unpatented information, whether or not patentable, including, but not limited to, technical information, processes, formulae, trade secrets, materials, designs, drawings and data. This “when and if” obligation of the Company terminates on December 31, 2009. As such, the Company has no obligation to turn over to Alimera additional know-how subsequent to December 31, 2009.

3.	License to products other than the First Product – Alimera received a non-exclusive license to make, have made, use, offer to sell, and import certain products other than the First Product using the same technology. The license has been delivered. The Company has no involvement with any such additional products.

4.	Participation on Joint Development Team – The parties established a Joint Development Team (“JDT”), responsible for establishing, monitoring and supporting the collaborative research and development as outlined under the Original Agreement. The JDT was dissolved on March 14, 2008 in conjunction with the Amended Agreement, and neither party has any remaining obligations.

5.	Development Responsibilities – The Company has the following development responsibilities:

a.	Manufacturing for Clinical Supply Requirements – The Company is required to provide an adequate and timely clinical supply of Iluvien for use in the current Phase III clinical trials conducted by Alimera, as well as for three additional marketing support trials.

b.	Preclinical Research – The Company is responsible for certain preclinical research and development, including product design, formulation, preclinical safety studies and in vivo pharmaceutical studies.

c.	Stability Studies for clinical supply

d.	Technology Transfer – The Company is required to provide all information, support and materials to Alimera necessary for manufacturing and performing quality testing to satisfy commercial supply requirements. Specific obligations include the following:

i)	Assist with technology transfer to commercial manufacture site;

ii)	Assist with manufacturing scale-up and validation activities;

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iii)	Transfer analytical methods for stability monitoring; and

iv)	Provide a scientific development report summarizing knowledge gained from application of approach to development and manufacturing.

The Company’s development responsibilities terminated on December 31, 2009.

6.	Availability of Employees/Facilities – Each party agreed to make its employees involved in the development activities available for consultation.

7.	License to Use the Company’s Trademark – The Company granted to Alimera a royalty-free, non-exclusive right and license to use the Company’s trademark on or in connection with any products marketed, distributed and sold pursuant to the Amended Agreement. The license has been delivered and has a life equal to the term of the Amended Agreement.

The Company then assessed each of these elements against the separation criteria for multiple element arrangements found in ASC 605-25-25-5. Based upon the nature of the deliverables and performance obligations, the Company determined that none of the delivered elements of the Amended Agreement (such as the licenses) had stand-alone value to Alimera, primarily because neither Alimera nor a third-party would be willing to acquire them without the other deliverables inherent in the arrangement such as technology transfer, provision of future know-how and the manufacture of clinical supply of the delivery devices. Additionally, the Company determined that it could not assert it had objective and reliable evidence of fair value for any of the undelivered elements in the Amended Agreement. Based on this analysis, the Company concluded that the elements could not be separated and therefore has accounted for all deliverables as a single unit of accounting.

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Please explain in more detail how you determined that 21.5 month performance period was an appropriate performance period to defer the up-front payments over. Within your discussion, please explain the performance obligation that you are to provide to Alimera in return for this consideration. Refer to the guidance in SAB Topic 13.

Cite the accounting literature relied upon and how you applied the literature to your situation. We may have further comments based upon your response.

Response: As described above, the Amended Agreement is being accounted for as a single unit of accounting, and therefore the performance period and pattern of revenue recognition for the up-front payments and all other cash consideration is being recognized over the same period.

Securities and Exchange Commission	- 10 -	March 19, 2010

In determining the period to recognize revenue, the Company considered its performance obligations under the Amended Agreement. As noted in the following subsection of the Agreement, the Company’s performance obligations end on December 31, 2009.

3.1.1 Limitation on [Company] Development. Notwithstanding any other provision in this [Amended] Agreement to the contrary (including any provision of Article 2 or 3) and except as the Parties mutually agree in writing, [the Company] will have no obligation relating to the development of (a) Medidur FA [now known as Iluvien] after December 31, 2009 or (b) any Product other than Medidur FA at any time on or after the Amendment Effective Date.

The Company has no remaining development obligations after December 31, 2009.

The Company further considered that the performance pattern related to the deliverables inherent in the Amended Agreement is that such delivery would occur ratably (or faster) over the performance period and that no deliverable would be performed by the Company in a “back-loaded” pattern. Therefore, using a performance period of 21.5 months would ensure that revenue recognized under a straight-line recognition pattern would not exceed the Company’s performance to date. It is also important to note that revenue will only be recognized to the extent cash is received during the period as only then will the consideration be “fixed and determinable” and “collectability reasonably assured” as required by SAB Topic 13.

The Company believes that recognizing revenue for the single unit of accounting over the performance period in the manner described is consistent with the accounting policies applied by others in the industry and analogous to the scenario discussed in Question 1 of SAB Topic 13-A.3(f), which indicates that up-front payments received should be treated as advance payments and recognized over the performance period. Question 1 of SAB Topic 13-A.3(f) states, in part, the following:

Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services. In the examples above, the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if non-refundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned. [Footnotes omitted.]

Securities and Exchange Commission	- 11 -	March 19, 2010

Accordingly, the Company concluded that revenue from the up-front payment and other cash consideration should be recognized over the 21.5 month period that commenced upon the Effective Date of the Amended Agreement and extends through to December 31, 2009. Upon the occurrence of each component of other cash consideration that is paid during the performance period, the Company records a “cumulative catch-up” entry to record revenue based on the percentage of time elapsed since the Effective Date as compared to the entire 21.5 month performance period.

•	Please explain in more detail why you are recognizing these fees for research and development as revenue on a gross basis rather than as a component of research and development expense.

Cite the accounting literature relied upon and how you applied the literature to your situation. We may have further comments based upon your response.

Response: The Company’s business is providing research and development services on behalf of its collaboration partners to assist in advancing the developmental life cycle of the licensed products. All the services the Company is providing to Alimera under this Amended Agreement are part of the Company’s ongoing business operations. Therefore, based on the guidance in ASC 808-10, Collaborative Arrangements, management has concluded that all consideration received from Alimera related to development services should be classified as a component of revenue. The Company records the expenses incurred and reimbursed by Alimera on a gross basis. The cost incurred and the related reimbursements have been inconsequential to the Company’s financial statements. For the fiscal year ended June 30, 2009, the Company recorded $0.6 million of development costs incurred by the Company, and reimbursed by Alimera, as research and development expense and recorded $0.5 million of collaborative research and development revenue related to reimbursements received from Alimera.

Please see below for the updated disclosure the Company included in its Form 10-Q for the quarter ended December 31, 2009.

4.	Further to the above, we note that you are to receive other consideration for this agreement comprised of, among other things, conditional principal and interest payments of up to approximately $21.3 million through September 2012 under a note issued by Alimera. Please tell us and revise your future filings to explain in more detail how you have accounted for this note. Cite the accounting literature relied upon and how you applied it to your situation.

Response: The $15 million Contingent Note in the context of the Amended Agreement is essentially a contingent future revenue stream tied to a future Liquidity Event, as distinguished from a traditional interest-bearing loan facility. The terms are summarized as follows:

•	“Interest Payments,” payable quarterly at an annual rate of 8% through March 31, 2010 and payable at an annual rate of 20% thereafter;

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•	“Scheduled Payments” of $500,000, payable monthly commencing April 30, 2010;

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Notwithstanding the “Interest Payments” and “Scheduled Payments” noted above, repayment of the Contingent Note is required upon the occurrence of a Liquidity Event (such as an initial public offering by Alimera, other sales of capital stock by Alimera and/or the sale or other disposition of substantially all of Alimera’s assets) that results in aggregate cash and/or noncash proceeds to Alimera in excess of $75 million.

•	If a Liquidity Event has not occurred by September 30, 2012, Alimera is under no obligation to pay any remaining principal or accrued interest of the Contingent Note.

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Failure by Alimera to make an Interest Payment or a Scheduled Payment, if not cured under terms of the Contingent Note, would result in an automatic adjustment of the profit share split under the Amended Agreement. However, such an Interest Payment Default or a Scheduled Payment Default would not constitute an event of default under the Contingent Note and, consequently, the Company would have no legal recourse to force repayment of the Contingent Note.

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Failure by Alimera to make any combination of three (3) Interest Payments and/or Scheduled Payments, if not cured under terms of the Contingent Note, would constitute a material breach of the Amended Agreement, pursuant to which the Company could terminate the Amended Agreement, in which case the Contingent Note would be cancelled.

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Failure by Alimera to repay the Contingent Note in full upon the occurrence of a Liquidity Event would constitute an event of default under the Contingent Note pursuant to which the Company would have legal recourse to pursue repayment.

The Company considered whether the Contingent Note should be recorded as an interest-bearing receivable on its balance sheet upon the Effective Date of the Amended Agreement. The Company considered the following guidance in paragraphs 25 and 26 of FASB Concept Statement No. 6, Elements of Financial Statements, (“Concept Statement 6”) where the definition and characteristics of an asset is discussed:

25. Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

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26. An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, single or in combination with other assets, to contribute directly or indirectly to future net cash inflows; (b) a particular entity can obtain the benefit and control others’ access to it; and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

The Company concluded that the Contingent Note did not meet the above definition of an asset, because payment could not be deemed to be probable. Absent a Liquidity Event, the occurrence of which is outside the Company’s control, the Company has no legally enforceable claim against Alimera for repayment of the Contingent Note. As referenced above, any combination of three Interest Payment Defaults and/or Scheduled Payment Defaults by Alimera constitutes a material breach under the Amended Agreement, for which the Company would have the right to terminate, but would not constitute an event of default under the Contingent Note. Accordingly, the Company would be unable to pursue collection of the remaining balance of the Contingent Note.

Prior to the occurrence of a Liquidity Event, the Contingent Note is analogous to an option held by Alimera that allows it to maintain its license rights, absent any breach under the Amended Agreement, through timely payments of interest and principal. While the right to terminate the Amended Agreement on a breach resides with the Company, Alimera can stop making scheduled interest and principal payments, in which case the Company’s only options are to terminate the Amended Agreement or to continue without further payment of the Contingent Note absent a Liquidity Event. If the Amended Agreement is terminated, the Contingent Note becomes null and void. Thus, prior to the occurrence of a Liquidity Event, Alimera completely controls access to the $15 million plus interest represented by the Contingent Note, while the Company only obtains such control upon a Liquidity Event. Based on the above analysis, the Company concluded that the $15 million Contingent Note did not meet the definition of an asset.

If a Liquidity Event occurs, the remaining unpaid Contingent Note principal, and all accrued and unpaid interest, would meet the definition of an asset, with payment from Alimera due immediately.

All interest payments received during the 21.5 month performance period through December 31, 2009 have been recorded to revenue based on the timing of the payment using the aforementioned cumulative catch-up methodology. All interest payments and scheduled payments received subsequent to December 31, 2009 (but in advance of the occurrence, if any, of a Liquidity Event) will be recognized as revenue upon receipt.

Securities and Exchange Commission	- 14 -	March 19, 2010

In the Company’s Form 10-Q for the quarter ended December 31, 2009, filed after receipt of the Staff’s comments #3 and #4 above, the Company updated its disclosure in Note 3 with respect to the Original and Amended Agreements as follows:

Under a collaboration agreement with Alimera, as amended in March 2008 (the “Alimera Agreement”), the Company has licensed Alimera the rights to develop, market and sell certain product candidates, including Medidur FA, which Alimera intends to commercialize under the name Iluvien. Alimera is conducting fully-enrolled Phase III trials for Iluvien.

Upon execution of the Alimera Agreement, the Company received consideration of (i) $12.0 million in cash; (ii) cancellation of $5.7 million of accrued development cost liabilities, including related penalties and accrued interest, owed by the Company to Alimera as of March 14, 2008 and (iii) additional consideration. Additional consideration consists of (i) conditional principal and interest payments of up to approximately $21.3 million through September 2012 under a $15.0 million conditional note issued by Alimera; (ii) a $25.0 million milestone payment due upon FDA approval of Iluvien; and (iii) the assumption by Alimera of all financial responsibility for the development of licensed products under the collaboration agreement, which had previously been shared equally, including reimbursement of approved development costs incurred by the Company in support of the ongoing clinical studies of Iluvien and anticipated regulatory submissions. In exchange for all consideration to the Company, the Company decreased its share in any future profits of Iluvien from 50% to 20%.

The scheduled payments on the $15.0 million conditional note consist of (i) interest only at an annual rate of 8% payable quarterly through March 2010 and (ii) principal payments of $500,000 per month commencing April 30, 2010 together with interest payable quarterly at an annual rate of 20%. An interest payment default or scheduled principal payment default under the note does not constitute an event of default that would accelerate payment under the note, but instead the Company’s remedies are as provided in the Alimera Agreement. Under the Alimera Agreement, if there is any interest payment default or scheduled principal payment default, the Company’s share of any future profits of Iluvien would automatically increase from 20% to 50%. Additionally, the third occurrence of any combination of interest payment and/or scheduled principal payment defaults constitutes a breach of a material term of the Alimera Agreement. In the event the Company terminates the Alimera Agreement as a result of such breach, the note would be immediately cancelled. Upon the occurrence of certain defined liquidity events (such as an initial public offering of Alimera, other sales of capital stock of Alimera and/or the sale or other disposition of substantially all of Alimera’s assets) that result in aggregate cash and/or noncash proceeds to Alimera in excess of $75 million, the note becomes immediately due and payable. Failure by Alimera to repay the note upon the occurrence of a defined liquidity event constitutes an event of default under the note. If no liquidity event shall have occurred on or before September 30, 2012, the note shall automatically be cancelled. Based upon the terms of the note, payment is within the control of Alimera unless Alimera encounters a liquidity event or triggers an event of default. Through December 31, 2009, the Company has received total payments of approximately $2.2 million under the terms of the note.

Securities and Exchange Commission	- 15 -	March 19, 2010

The Company considers the Alimera Agreement to be a revenue arrangement with multiple deliverables. The Company’s deliverables under this collaboration include the exclusive license to Medidur FA, future “know-how”, a non-exclusive license for certain other products using the same technology, and certain prescribed research and development. The Company assessed each of these elements against the separation criteria for multiple element arrangements and concluded that the licenses do not have stand-alone value to Alimera and the Company does not have objective and reliable evidence of fair value for all undelivered elements of the arrangement. Accordingly, the Company concluded that the deliverables represented a single unit of accounting. The terms of the collaboration agreement specifically define the end period of any and all of the Company’s performance obligations as (i) December 31, 2009 for Medidur FA and (ii) the effective date of the Alimera Agreement for any other licensed product. Accordingly, the services are expected to be provided through a December 31, 2009 performance period and no further obligations exist after this date.

The Company incurs costs related to the Alimera Agreement to provide services, as requested. The Company is the primary obligor under these arrangements and upon the amendment in March 2008, is no longer sharing in the costs of product development. Accordingly, costs associated with development activities are recorded as expense as incurred and payments received are recorded as revenue.

Based upon the above analysis, the initial $18.3 million of deferred revenue, which consisted of the $12.0 million in cash, the $5.7 million cancellation of accrued development cost liabilities and $650,000 of previously received but unamortized milestone payments, was recognized as revenue on a straight-line basis over the 21.5 month performance period from the effective date of the Alimera Agreement through December 31, 2009. Because the $15.0 million note did not represent an unconditional payment obligation of Alimera, it was not recorded as an asset but instead treated by the Company as contingent future revenue consideration. All additional cash consideration received from Alimera during the performance period, which consisted of conditional note payments and development cost reimbursements, was recognized as revenue during the performance period using the cumulative catch-up method. Any amounts received from Alimera subsequent to December 31, 2009, including any future note, milestone and profit share payments, will be recognized as revenue upon receipt or at such earlier date, if applicable, on which any such amount is both fixed and determinable and reasonably assured of collectability.

Securities and Exchange Commission	- 16 -	March 19, 2010

Revenue related to the Alimera Agreement totaled approximately $3.4 million and $6.6 million during the three and six month periods ended December 31, 2009, respectively, and $2.9 million and $5.7 million during the three and six months ended December 31, 2008, respectively. These revenues represented substantially all of the Company’s collaborative research and development revenue for these periods.

Note 8. Derivative Liabilities, page F-18

Warrants Issued to Investor, page F-18

5.	Please revise this note in future filings to disclose the significant assumptions such as the volatility, risk free interest rate, expected life, etc. utilized in the Black-Scholes Model used to value your outstanding warrants. Refer to the guidance in 718-10-50-2 of the FASB Accounting Standard Codification.

Response: Included in Note 10 (Fair Value Measurements) of the Company’s Form 10-Q for each of the quarters ended September 30, 2009 and December 31, 2009 is a tabular presentation of the significant assumptions used in the Black-Scholes Model to value the outstanding Australian dollar warrants. Following is the tabular presentation included in the Company’s most recent Form 10-Q filing:

	At December 31,
	2009	2008
Expected term (in years)	1.00 -2.53	2.00 -3.53
Stock volatility	95%	90%
Risk-free interest rate	0.47% -1.44%	0.76% -1.15%
Expected dividends	0%	0%

Securities and Exchange Commission	- 17 -	March 19, 2010

As required by the guidance in 718-10-50-2, this disclosure will be included in the Company’s future Form 10-Q and Form 10-K filings.

*    *    *    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 972-6278.

Best regards,

/s/ Lori Freedman
Lori Freedman
Vice President, Corporate Affairs, General Counsel and Secretary

cc: Paul Ashton, President and Chief Executive Officer Warren Suckerman, Deloitte & Touche LLP Mary E. Weber, Ropes & Gray LLP

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	Exhibit A

Mail Stop 6010

May 16, 2006

Lawrence Goodman, Esq.

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

Re:	pSivida Limited
Confidential Treatment Application for Portions of Exhibits 4.12-4.18 to Form 20-F filed on January 18, 2006 Internal Control No, 17964 File No. 0-51122

Dear Mr. Goodman:

We have not reviewed your application for confidential treatment. By submitting the application, the Applicant and any other person, who by statute is responsible for its accuracy, confirm that this application complies with Rule 24b-2 under the Securities Exchange Act of 1934 and that the omitted information constitutes confidential commercial or financial information as set forth in the Commission rules adopted pursuant to the Freedom of Information Act.

Further, by submitting the application, the Applicant and any other responsible person confirm that they are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as these laws pertain to the application and information in any related disclosure document and have concluded that disclosure of the omitted information is not necessary for the protection of investors.

Under the authority the Commission has delegated to us, we will grant the application. Please note that under the confidential treatment rule, we have the authority to reconsider our action in the future.

If you have any questions, please call Tom Jones at 202-551-3602.

Sincerely,

Perry Hindin
Special Counsel